

February 9, 2011

Mr. Douglas J. Flint
Chief Financial Officer
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

> **Re:** **HSBC Holdings plc**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 1-14930**

Dear Mr. Flint:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief